Exhibit 99.1

Avalon Rare Metals Inc.

7,100,000 Common Shares

Underwriting Agreement

New York, New York
July 27, 2011

To the Representatives
  named in Schedule I
  hereto of the several
  Underwriters named in Schedule II hereto

Ladies and Gentlemen:

Avalon Rare Metals Inc., a corporation existing under the laws of Canada (the "Company"), proposes to sell to the several underwriters named in Schedule II hereto (the "Underwriters"), for whom you (the "Representatives") are acting as representatives, the number of common shares ("Common Shares") of the Company set forth in Schedule I hereto (said shares to be issued and sold by the Company being hereinafter called the "Underwritten Securities").  The Company also proposes to grant to the Underwriters an option (the "Over-Allotment Option") to purchase up to the number of additional Common Shares set forth in Schedule I hereto to cover over-allotments, if any (the "Option Securities"; the Option Securities, together with the Underwritten Securities, being hereinafter called the "Securities").  To the extent there are no Underwriters listed on Schedule II other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires.  Any reference herein to the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses or the Final Prospectuses shall be deemed to refer to and include the documents incorporated by reference therein which were filed under Canadian Securities Laws and the Exchange Act on or before the Effective Date of the Registration Statement or the issue date of the Base Prospectuses, the Preliminary Prospectuses or the Final Prospectuses, as the case may be; and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses or the Final Prospectuses shall be deemed to refer to and include the filing of any document under Canadian Securities Laws and the Exchange Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectuses, the Preliminary Prospectuses or the Final Prospectuses, as the case may be, deemed to be incorporated therein by reference.  Certain terms used herein are defined in Section 22 hereof.

1.           Representations and Warranties.  The Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1.

(a)           The Company meets the requirements under the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the "Canadian Shelf Procedures"), for the distribution of the Securities in each of the provinces and territories of Canada, except the Province of Québec (the "Canadian Qualifying Jurisdictions"), pursuant to a final short form base shelf prospectus; the Company has prepared and filed with the Ontario Securities Commission (the "Reviewing Authority") and the Canadian securities regulatory authorities in each of the other Canadian Qualifying Jurisdictions (collectively, the "Canadian Qualifying Authorities") a preliminary short form base shelf prospectus, dated April 21, 2011 (the "Canadian Preliminary Base Prospectus"), and a final short form base shelf prospectus, dated May 4, 2011 (the "Canadian Base Prospectus"), in respect of up to Cdn$500,000,000 aggregate initial offering price of common shares, warrants, subscription receipts and units of the Company (collectively, the "Shelf Securities").  The Reviewing Authority has issued a receipt under National Policy 11-202 – Process for Prospectus Review in Multiple Jurisdictions (a "Receipt") on behalf of the Canadian Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus.  The Company has filed with the Canadian Qualifying Authorities a preliminary prospectus supplement relating to the Securities, dated July 26, 2011, which has previously been furnished to you (together with the Canadian Base Prospectus, the "Canadian Preliminary Prospectus").  The Company will file with the Canadian Qualifying Authorities in accordance with the Canadian Shelf Procedures a final prospectus supplement relating to the Securities (together with the Canadian Base Prospectus, the "Canadian Final Prospectus").  As filed, the Canadian Final Prospectus shall contain all information required by applicable Canadian Securities Laws, and, except to the extent the Representatives shall agree in writing to a modification, shall be in all substantive respects in the form furnished to you prior to the Execution Time or, to the extent not completed at the Execution Time, shall contain only such specific additional information and other changes (beyond that contained in the Canadian Base Prospectus and the Canadian Preliminary Prospectus) as the Company has advised you, prior to the Execution Time, will be included or made therein.

(b)           When the Canadian Final Prospectus is first filed in accordance with the Canadian Shelf Procedures and on the Closing Date and on any date on which Option Securities are purchased, if such date is not the Closing Date (a "settlement date"), the Canadian Final Prospectus (and any supplement thereto) will comply in all material respects with the applicable requirements of Canadian Securities Laws; and on the date of any filing pursuant to the Canadian Shelf Procedures and on the Closing Date and any settlement date, the Canadian Final Prospectus (together with any supplement thereto) will constitute full, true and plain disclosure of all material facts (as defined in the Securities Act (Ontario)) relating to the Securities and to the Company and will not include any untrue statement of a material fact (as defined in the Securities Act (Ontario)) or omit to state a material fact (as defined in the Securities Act (Ontario)) that is required to be stated or that is necessary to make the statements therein not misleading in the light of the circumstances under which they were made; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Canadian Final Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Canadian Final Prospectus (or any supplement thereto), it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.  There are no "significant acquisitions", "significant dispositions" or "significant probable acquisitions" for which the Company is required, pursuant to Canadian Securities Laws to include additional financial disclosure in the Final Prospectuses.  No order suspending the distribution of the Securities or any other securities of the Company has been issued by any Canadian Qualifying Authority and no proceedings for that purpose have been initiated or are pending or, to the best of the Company’s knowledge, threatened or contemplated by any Canadian Qualifying Authority, and any request made to the Company on the part of any Canadian Qualifying Authority for additional information has been complied with.

(c)           Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated by reference in the Canadian Preliminary Prospectus and the Canadian Final Prospectus or any amendments or supplements thereto complied, as at the applicable filing date, or will comply when so filed, in all material respects with the requirements of Canadian Securities Laws.

(d)           The Company meets the requirements for use of Form F-10 under the Act and has prepared and filed with the Commission a registration statement (the file number of which is set forth on Schedule I hereto) on Form F-10 for registration under the Act of the offering and sale of the Securities and an appointment of agent for service of process on Form F-X (the "Form F-X") in conjunction with the filing of such registration statement.  Such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission (the "U.S. Base Prospectus") and including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, and including any amendments thereto filed prior to the Execution Time, each in the form heretofore delivered or to be delivered to the Representatives, has become effective in such form pursuant to Rule 467(b) under the Act.  The Company has prepared and filed with the Commission pursuant to General Instruction II.L of Form F-10 a preliminary prospectus supplement relating to the Securities, dated July 26, 2011, which has previously been furnished to you (together with the U.S. Base Prospectus, the "U.S. Preliminary Prospectus").  The Company will file with the Commission in accordance with the General Instruction II.L of Form F-10 a final prospectus supplement relating to the Securities (together with the U.S. Base Prospectus, the "U.S. Final Prospectus").  As filed, the U.S. Final Prospectus shall contain all information required by the Act and the rules thereunder, and, except to the extent the Representatives shall agree in writing to a modification, shall be in all substantive respects in the form furnished to you prior to the Execution Time or, to the extent not completed at the Execution Time, shall contain only such specific additional information and other changes (beyond that contained in the U.S. Base Prospectus and the U.S. Preliminary Prospectus) as the Company has advised you, prior to the Execution Time, will be included or made therein.  No stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been initiated or are pending or, to the best of the Company's knowledge, threatened or contemplated by the Commission, and any request made to the Company on the part of the Commission for additional information has been complied with.

(e)           On each Effective Date, the Registration Statement did, and when the U.S. Final Prospectus is first filed in accordance with General Instruction II.L of Form F-10 and on the Closing Date and on any settlement date, the U.S. Final Prospectus (and any supplement thereto) will, comply in all material respects with the applicable requirements of the Act, the Exchange Act and the respective rules thereunder; on each Effective Date and at the Execution Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and on the date of any filing in accordance with General Instruction II.L of Form F-10 and on the Closing Date and any settlement date, the U.S. Final Prospectus (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement or the U.S. Final Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement or the U.S. Final Prospectus (or any supplement thereto), it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(f)           The Disclosure Package does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(g)          (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Act) of the Securities and (ii) as of the Execution Time (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an Ineligible Issuer (as defined in Rule 405 under the Act), without taking account of any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an Ineligible Issuer.

(h)          Each Issuer Free Writing Prospectus, if any, does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified.  The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(i)           The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction in which it is chartered or organized with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Disclosure Package and the Final Prospectuses, and is duly qualified to do business as an extra-provincial corporation and is in good standing under the laws of each jurisdiction which requires such qualification.

(j)           The only subsidiaries of the Company are Avalon Rare Metals Processing Inc., a Mississippi corporation incorporated on April 21, 2011, and Nolava Minerals Inc., a Delaware corporation incorporated on October 18, 2010 (together, the "Subsidiaries").  Neither of the Subsidiaries carries on any significant operations and the aggregate value of assets held by the Subsidiaries is less than US$1,000,000.

(k)          The Company's authorized equity capitalization is as set forth in the Disclosure Package and the Final Prospectuses; the share capital of the Company conforms in all material respects to the description thereof contained in the Disclosure Package and the Final Prospectuses; the outstanding Common Shares have been duly and validly authorized and issued and are fully paid and non-assessable.

(l)           There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Disclosure Package or the Final Prospectuses, or to be filed as an exhibit to the Registration Statement, which is not described or filed as required (and the Preliminary Prospectuses contain in all material respects the same description of the foregoing matters contained in the Final Prospectuses); and the statements in the Preliminary Prospectuses and the Final Prospectuses under the headings "Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations ", in the Canadian Final Prospectus under the headings "Eligibility for Investment" and "Statutory Rights of Withdrawal and Rescission" and in the Registration Statement under "Part II – Indemnification of Directors and Officers", insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(m)         This Agreement has been duly authorized, executed and delivered by the Company.

(n)           The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Disclosure Package and the Final Prospectuses, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended.

(o)           No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein, except such as have been or will be obtained by the Closing Date under the Act and Canadian Securities Laws, and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Disclosure Package and the Final Prospectuses.

(p)           Neither the issue and sale of the Securities nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of the Subsidiaries pursuant to, (i) the constating documents of the Company or any of the Subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of the Subsidiaries is a party or bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of the Subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of the Subsidiaries or any of its properties.

(q)           No holders of securities of the Company have rights to the registration of such securities under the Registration Statement or the qualification of such securities under the Canadian Base Prospectus or the Canadian Final Prospectus.

(r)            The comparative consolidated historical financial statements of the Company and its consolidated subsidiaries included in the Preliminary Prospectuses, the Final Prospectuses and the Registration Statement present fairly the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Act, the Exchange Act and applicable Canadian Securities Laws and have been prepared in conformity with Canadian generally accepted accounting principles, applied on a consistent basis throughout the periods involved (except as otherwise noted therein) and have been reconciled to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F under the Exchange Act.  There has been no change in accounting policies or practices of the Company since May 31, 2011.

(s)           No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the Subsidiaries or its or their property is pending or, to the best knowledge of the Company, threatened that (i) could reasonably be expected to have a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby or (ii) could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and the Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business ("Material Adverse Effect"), except as set forth in or contemplated in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).

(t)            The Company owns or leases all such properties and assets as are necessary to the conduct of its operations as presently conducted free and clear of all liens, charges, encumbrances and security interests of any nature or kind, other than as disclosed in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).

(u)           All interests in mining claims, concessions, mining leases, exploitation or extraction rights or other property interests or rights or similar rights ("Mining Claims") that are held by the Company are completely and accurately described in all material respects in the Disclosure Package and the Final Prospectuses and are in good standing, are valid and enforceable, are free and clear of any material liens or charges, and no royalty is payable in respect of any of them, except as disclosed in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto); there are no expropriations or similar proceedings or challenges to title or ownership, actual or threatened, of which the Company has received notice against the Mining Claims or any part thereof.  Except as disclosed in the Disclosure  Package and the Final Prospectuses (exclusive of any supplement thereto), no other property rights are necessary for the conduct of the Company's business as presently conducted, and there are no material restrictions on the ability of the Company to use, transfer or otherwise exploit any such property rights except as required by applicable law.  Except as disclosed in the Disclosure Package and the Final Prospectuses, the Company has no reason to believe that it will not be able to obtain or acquire such property rights as may be necessary to develop and operate its existing projects.  Except as disclosed in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto), the Mining Claims held by the Company cover the properties required by the Company for such purposes described therein.

(v)           Except as disclosed in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto), the information relating to estimates by the Company of the probable reserves and the measured, indicated and inferred resources associated with its Thor Lake Project contained in the Disclosure Package and the Final Prospectuses has been prepared in all material respects in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101").  The Company believes that all of the assumptions underlying such reserve and resource estimates are reasonable and appropriate, and believes that the projected production and operating results relating to its Thor Lake Project summarized in the Disclosure Package and the Final Prospectuses are achievable by the Company.  The Company has duly filed with the applicable regulatory authorities all reports required by NI 43-101 on or prior to the date hereof, and all such reports comply with requirements of such instrument in all material respects.

(w)          The Company is not in violation or default of (i) any provision of its constating documents, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its properties, which, in the case of clauses (ii) or (iii), could be reasonably expected to have a Material Adverse Effect.

(x)           McCarney Greenwood LLP Chartered Accountants, who have audited certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included and incorporated by reference in the Registration Statement, the Disclosure Package and the Final Prospectuses, are independent public accountants with respect to the Company within the meaning of the Act and the Exchange Act and the applicable published rules and regulations thereunder and are independent with respect to the Company as required by Canadian Securities Laws.  There has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with the auditors of the Company nor any event which has led the Company's current or former auditors to threaten to resign.  The audit committee of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees.

(y)          There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province, territory or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Securities.

(z)           No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the creation, issuance, sale and delivery to the Underwriters of the Securities or the authorization, execution, delivery and performance of this Agreement or the resale of Securities by an Underwriter to U.S. residents.

(aa)         No dispute between the Company and any local, native or indigenous group exists or, to the knowledge of the Company, is threatened or imminent that could reasonably be expected to have a Material Adverse Effect, except as set forth or contemplated in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).

(bb)        Each of the Company and the Subsidiaries has filed all Canadian, U.S., foreign, state, provincial and local tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto)) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).

(cc)         No labor problem or dispute with the employees of the Company exists or is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its principal suppliers or contractors, that could have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).

(dd)        The Company is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged; all policies of insurance insuring the Company or its business, assets, employees, officers and directors are in full force and effect; the Company is in compliance with the terms of such policies and instruments in all material respects; and there are no claims by the Company under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has not been refused any insurance coverage sought or applied for; and the Company does not have any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).

(ee)         No Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary, except as described in or contemplated by the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).

(ff)          The Company possesses all licenses, certificates, permits, approvals and other authorizations issued by all applicable federal, provincial, state, local or foreign regulatory authorities necessary to conduct its business, and the Company has not received any notice of proceedings relating to the revocation or modification of any such certificate, authorization, permit  or approval which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).

(gg)        The statistical, industry and market-related data included in the Disclosure Package and the Final Prospectuses is based on or derived from sources that the Company believes to be reliable and accurate, and such data agrees with the sources from which it is derived.

(hh)         The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has concluded that its internal controls over financial reporting are effective and the Company is not aware of any material weakness in its internal controls over financial reporting.  Since the date of the latest audited consolidated financial statements included or incorporated by reference in the Disclosure Package and the Final Prospectuses, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(ii)           The Company maintains "disclosure controls and procedures" (as such term is defined in Rule 13a-15(e) under the Exchange Act) and the Company has concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms; the Company maintains disclosure controls and procedures as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under National Instrument 52-109 — Certification of Disclosures in Issuer’s Annual and Interim Filings and the Company has concluded that such controls and procedures are effective to provide reasonable assurances that all material information concerning the Company is made known, on a timely basis, to the individuals responsible for the preparation of Company's filings with the Canadian Qualifying Authorities.

(jj)           The Company has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act, Canadian Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(kk)         The Company (i) is in compliance, in all material respects, with any and all applicable foreign, federal, state, provincial and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) has received and is in compliance, in all material respects, with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business and (iii) has not received notice of any actual or potential liability under any Environmental Law, except as set forth in or contemplated in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).  Except as set forth in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto), the Company has not been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

(ll)           In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties).  On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).

(mm)       Each benefit and compensation plan, agreement, policy and arrangement  that is maintained, administered or contributed to by the Company for current or former employees or directors of, or independent contractors with respect to, the Company has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations and the Company has complied in all material respects with all applicable statutes, orders, rules and regulations in regard to such plans, agreements, policies and arrangements.

(nn)        There is and has been no failure on the part of the Company and any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith that are applicable to the Company, including Section 402 relating to loans and Sections 302 and 906 relating to certifications.

(oo)        Neither the Company nor any of the Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of the Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA") or the Corruption of Foreign Public Officials Act (Canada) (the "CFPOA"), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA or the CFPOA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; and the Company, the Subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(pp)        The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(qq)        Neither the Company nor any of the Subsidiaries, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of the Subsidiaries is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(rr)         The Company owns, possesses, licensees or has other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know how and other intellectual property necessary for the conduct of the Company's business as now conducted or as proposed in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto) to be conducted, except where such failure could not reasonably be expected to have a Material Adverse Effect.

(ss)         Except as disclosed in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto), the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of any of the Underwriters and (ii) does not intend to use any of the proceeds from the sale of the Securities hereunder to repay any outstanding debt owed to any affiliate of any of the Underwriters.

(tt)          The Company is a reporting issuer under the securities laws of each of the provinces and territories in Canada, other than Québec, that recognizes the concept of reporting issuer and is not on the list of defaulting reporting issuers maintained by the applicable authorities in each such province or territory that maintains such a list; the Company is subject to the reporting requirements of the Exchange Act and is current in its filings thereunder; the Company is in compliance in all material respects with its obligations under the rules of the TSX and the NYSE AMEX; and the Company has not filed any confidential material changes reports which remain confidential at the date hereof.

(uu)        Equity Financial Trust Company at its principal offices in the city of Toronto is the duly appointed registrar and transfer agent of the Company with respect to the Common Shares, and Registrar and Transfer Company at its principal office in Cranford, New Jersey is the duly appointed U.S. co-transfer agent of the Company with respect to the Common Shares.

(vv)        Each stock option granted under any stock option plan of the Company (each, a "Stock Plan") was granted with a per share exercise price no less than the fair market value per common share on the grant date of such option, and no such grant involved any "back-dating," "forward-dating" or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance in all material respects with applicable laws and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors (or a duly authorized committee thereof) of the Company, and (iii) has been properly accounted for in the Company's financial statements and disclosed, to the extent required, in the Company's filings or submissions with the Commission, the Canadian Qualifying Authorities, the NYSE AMEX and the TSX.

Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

2.             Purchase and Sale.  (a) Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at the Price per Share to the Underwriters set forth in Schedule I hereto, the number of Underwritten Securities set forth opposite such Underwriter’s name in Schedule II hereto.

(b)      Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company hereby grants an option to the several Underwriters to purchase, severally and not jointly, up to the number of Option Securities set forth in Schedule I hereto at the same Purchase Price per Share to the Underwriters as the Underwriters shall pay for the Underwritten Securities.  Said option may be exercised only to cover over-allotments in the sale of the Underwritten Securities by the Underwriters.  Said option may be exercised in whole or in part at any time on or before the 30th day after the date of the Final Prospectus upon written or telegraphic notice by the Representatives to the Company setting forth the number of Option Securities as to which the several Underwriters are exercising the option and the settlement date.  The number of Option Securities to be purchased by each Underwriter shall be the same percentage of the total number of Option Securities to be purchased by the several Underwriters as such Underwriter is purchasing of the Underwritten Securities, subject to such adjustments as the Representatives in their absolute discretion shall make to eliminate any fractional shares.

3.        Delivery and Payment.  Delivery of and payment for the Underwritten Securities and the Option Securities (if the option provided for in Section 2(b) hereof shall have been exercised on or before the third Business Day immediately preceding the Closing Date) shall be made on the date and at the time specified in Schedule I hereto or at such time on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the "Closing Date").  Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company.  Delivery of the Underwritten Securities and the Option Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct.

If the option provided for in Section 2(b) hereof is exercised after the third Business Day immediately preceding the Closing Date, the Company will deliver the Option Securities (at the expense of the Company) to the Representatives, at 388 Greenwich Street, New York, New York, on the date specified by the Representatives (which shall be within three Business Days after exercise of said option) for the respective accounts of the several Underwriters, against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company.  If settlement for the Option Securities occurs after the Closing Date, the Company will deliver to the Representatives on the settlement date for the Option Securities, and the obligation of the Underwriters to purchase the Option Securities shall be conditioned upon receipt of, supplemental opinions, certificates and letters confirming as of such date the opinions, certificates and letters delivered on the Closing Date pursuant to Section 6 hereof.

The purchase price per share and the underwriting commission for the Securities sold or expected to be sold in Canada shall be payable in Canadian dollars. The purchase price per share and the underwriting commission for the Securities sold or expected to be sold in the United States or in other countries other than Canada shall be payable in U.S. dollars.

4.            Offering by Underwriters.  It is understood that the several Underwriters propose to offer the Securities for sale to the public as set forth in the Final Prospectuses.  Dahlman Rose & Company, LLC ("Dahlman") covenants and agrees that it will not sell or offer to sell, nor allow any agent or selling group member acting on behalf of Dahlman in connection with the offer and sale of the Securities to sell, or offer to sell, any of the Securities to any person resident in Canada.  On the Closing Date, Dahlman will deliver to the other Underwriters, an “all-sold” certificate confirming that neither Dahlman nor any of the agents or selling group members acting on Dahlman’s behalf in connection with the offer and sale of the Securities, has offered or sold any Securities to any person resident in Canada. Dahlman covenants and agrees that the confirmation slip that it sends to its purchasers of Securities will include a statement that it is Dahlman’s understanding that the purchaser is not resident in Canada nor is such purchaser holding the Securities on behalf of or for the benefit of a person resident in Canada.

5.            Agreements.  The Company agrees with the several Underwriters that:

(a)           The Company will comply with the Canadian Shelf Procedures and General Instruction II.L. of Form F-10 under the Act. Prior to the termination of the offering of the Securities, the Company will not file any amendment to the Registration Statement or supplement or amendment (including the Final Prospectuses) to the Base Prospectus unless the Company has furnished you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object.  The Company will prepare the Canadian Final Prospectus, and any supplement thereto, in accordance with the Canadian Shelf Procedures and the U.S. Final Prospectus, and any supplement thereto, in accordance with the Act, in each case in a form approved by the Representatives, acting reasonably, and file (i) the Canadian Final Prospectus with the Reviewing Authority and the other Canadian Qualifying Authorities pursuant to the Canadian Shelf Procedures not later than the close of business on the second Business Day following the execution and delivery of this Agreement, and (ii) the U.S. Final Prospectus with the Commission pursuant to General Instruction II.L. of Form F-10 not later than the Commission's close of business on the next Business Day following the filing of the Canadian Final Prospectus with the Reviewing Authority or, if applicable, such earlier time as may be required by General Instruction II.L. of Form F-10.  The Company will promptly advise the Representatives (1) when the Canadian Final Prospectus, and any supplement thereto, shall have been filed with the Canadian Qualifying Authorities pursuant to the Canadian Shelf Procedures, (2) when the U.S. Final Prospectus, and any supplement thereto, shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10, (3) when, prior to termination of the offering of the Securities, any amendment to the Registration Statement or the Canadian Base Prospectus shall have been filed or become effective or a Receipt in respect of any such amendment shall have been issued, as the case may be, (4) of any request by the Commission or its staff for any amendment of the Registration Statement or for any supplement to the U.S. Base Prospectus or for any additional information, (5) of any request by a Canadian Qualifying Authority or any other regulatory authority in Canada for any amendment or supplement to the Canadian Base Prospectus or for any additional information, (6) of the Company’s intention to file, or prepare any supplement or amendment to, the Registration Statement, the Preliminary Prospectuses, the Final Prospectuses or any Issuer Free Writing Prospectus, (7) if an order suspending the distribution of the Securities or any other securities of the Company has been issued by any Canadian Qualifying Authority or proceedings for that purpose have been initiated or are pending or, to the best of the Company’s knowledge, threatened or contemplated by any Canadian Qualifying Authority, (8) of the receipt by the Company of any communication from a Canadian Qualifying Authority or any other regulatory authority in Canada (including the TSX) relating to the Canadian Preliminary Prospectus or the Canadian Final Prospectus, the offering of the Securities, or the listing of the Securities on the TSX, (9) of the receipt by the Company of any communication from the Commission or any other regulatory authority in the United States relating to the U.S. Preliminary Prospectus or the U.S. Final Prospectus, the offering of the Securities, or the listing of the Securities on the NYSE AMEX, and (10) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or objection and, upon such issuance, occurrence or objection, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or objection, including, if necessary, by filing an amendment to the Registration Statement or the Canadian Base Prospectus or a new registration statement or Canadian base prospectus and using its best efforts to have such amendment or new registration statement or Canadian base prospectus declared effective or qualified as soon as practicable.

(b)           If, at any time prior to the filing of the U.S. Final Prospectus pursuant to General Instruction II.L of Form F-10, any event occurs as a result of which the Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, the Company will (i) notify promptly the Representatives so that any use of the Disclosure Package may cease until it is amended or supplemented; (ii) amend or supplement the Disclosure Package to correct such statement or omission; and (iii) supply any amendment or supplement to you in such quantities as you may reasonably request.

(c)           If, at any time when a prospectus relating to the Securities is required to be delivered under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Act) or under Canadian Securities Laws, any event occurs as a result of which the Final Prospectuses as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement or Canadian Base Prospectus, file a new registration statement or Canadian base prospectus or supplement the Final Prospectuses to comply with the Act, the Exchange Act, Canadian Securities Laws or the respective rules thereunder, including in connection with use or delivery of the Final Prospectuses, the Company promptly will (i) notify the Representatives of any such event, (ii) prepare and file with the Commission, or the Canadian Qualifying Authorities, as applicable, subject to the third sentence of paragraph (a) of this Section 5, an amendment or supplement or new registration statement or new Canadian base prospectus which will correct such statement or omission or effect such compliance, (iii) use its best efforts to have any amendment to the Registration Statement or Canadian Base Prospectus or new registration statement or new Canadian base prospectus declared effective or qualified as soon as practicable in order to avoid any disruption in use of the Final Prospectuses and (iv) supply any supplemented Final Prospectuses to you in such quantities as you may reasonably request.

(d)           As soon as practicable, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and the Subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158 under the Act.

(e)           For each taxable year in which the Company is a "passive foreign investment company" as defined in Section 1297 of the Code, the Company will provide holders of Common Shares that are U.S. taxpayers with, or post on the Company's website, the required information to enable such holders to make a qualified electing fund election under Section 1295 of the Code and the Treasury Regulations promulgated thereunder, and will satisfy all requirements described therein (which, for the avoidance of doubt, shall include providing a PFIC Annual Information Statement).

(f)           The Company will furnish to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement (including exhibits thereto), the Form F-X, the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus and to each other Underwriter a copy of the Registration Statement (without exhibits thereto), the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 of the Act) or under Canadian Securities Laws, as many copies of the Preliminary Prospectuses, the Final Prospectuses and each Issuer Free Writing Prospectus and any supplement thereto as the Representatives may reasonably request.  The Company will pay the expenses of printing or other production of all documents relating to the offering.

(g)           The Company will arrange, if necessary, for the qualification of the Securities for sale under the laws of such jurisdictions as the Representatives may designate and will maintain such qualifications in effect so long as required for the distribution of the Securities; provided that in no event shall the Company be obligated to register or prepare or file a prospectus or similar disclosure document with respect to the Securities or become subject to any continuous reporting or disclosure obligations, qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject.

(h)           The Company agrees that, unless it has or shall have obtained the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company that, unless it has or shall have obtained, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a "free writing prospectus" (as defined in Rule 405 under the Act) required to be filed by the Company with the Commission or retained by the Company under Rule 433 under the Act; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule III hereto and any electronic road show.  Any such free writing prospectus consented to by the Representatives or the Company is hereinafter referred to as a "Permitted Free Writing Prospectus."  The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(i)           The Company will not, without the prior written consent of the Representatives, offer, sell, contract to sell, issue, distribute, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement or a prospectus with the Commission or any Canadian securities regulatory authority in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any other Common Shares or any securities convertible into, or exercisable, or exchangeable for, Common Shares, or publicly announce an intention to effect any such transaction, until the Business Day set forth on Schedule I hereto, provided, however, that the Company may issue and sell Common Shares (i) pursuant to any employee stock option plan of the Company in effect at the Execution Time, (ii) issuable upon the conversion of securities or the exercise of warrants outstanding at the Execution Time, and (iii) to a strategic investor or investors, provided that (A) the aggregate number of shares of Common Shares that may be issued pursuant to this clause (iii) during the restricted period shall not exceed 20% of the total number of Common Shares outstanding after the completion of this offering (such number to be adjusted proportionately for stock splits, stock combinations and similar transactions) and (B) the Company shall have furnished to the Representatives a letter substantially in the form of Exhibit A hereto from each recipient of Common Shares issued pursuant to this clause (iii).  Notwithstanding the foregoing, if (x) during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or (y) prior to the expiration of the restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions imposed in this clause shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.  The Company will provide the Representatives and any co-managers and each individual subject to the restricted period pursuant to the lockup letters described in Section 6(m) with prior notice of any such announcement that gives rise to an extension of the restricted period.

(j)           The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(k)           The Company agrees to pay the costs and expenses relating to the offering of the Securities as contemplated by this Agreement, the Preliminary Prospectuses and the Final Prospectuses, including, without limitation:  (i) the preparation, printing or reproduction and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto), the Form F-X, the U.S. Preliminary Prospectus, the U.S. Final Prospectus and each Issuer Free Writing Prospectus, and each amendment or supplement to any of them; the preparation, printing or reproduction and filing with the Canadian Qualifying Authorities of the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus, and each amendment or supplement to any of them; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, the Preliminary Prospectuses, the Final Prospectuses and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (iv) the printing (or reproduction) and delivery of this Agreement, any blue sky memorandum and all other agreements or documents printed (or reproduced) and delivered in connection with the offering of the Securities; (v) any registration of the Securities under the Exchange Act and the listing of the Securities on the TSX and the NYSE AMEX; (vi) any registration or qualification of the Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such registration and qualification); (vii) the reasonable fees and disbursements of Canadian and U.S. legal counsel and other advisors of the Underwriters in an amount not to exceed US$200,000; (viii) the transportation and other expenses incurred by or on behalf of Company representatives in connection with presentations to prospective purchasers of the Securities; (ix) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company; and (x) all other costs and expenses incident to the performance by the Company of its obligations hereunder.

(l)           The Company shall provide the Representatives with a draft of any press release to be issued in connection with the offering of the Securities, and will provide the Representatives and their counsel sufficient time to comment thereon and will accept all reasonable comments of the Representatives and their counsel on such press releases.

6.           Conditions to the Obligations of the Underwriters.  The obligations of the Underwriters to purchase the Underwritten Securities and the Option Securities, as the case may be, shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time, the Closing Date and any settlement date pursuant to Section 3 hereof, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a)          The Canadian Final Prospectus, and any supplement thereto, shall have been filed in the manner and within the time period required by the Canadian Shelf Procedures; all other steps or proceedings shall have been taken that may be necessary in order to qualify the Securities for distribution to the public in each of the Canadian Qualifying Jurisdictions; and no order suspending the distribution of the Securities or any other securities of the Company shall have been issued by any Canadian Qualifying Authority and no proceedings for that purpose shall have been initiated or shall be pending or, to the best of the Company’s knowledge, shall have been threatened or contemplated by any Canadian Qualifying Authority.

(b)          The U.S. Final Prospectus, and any supplement thereto, shall have been filed in the manner and within the time period required by General Instruction II.L. of Form F-10; any material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433 under the Act; and no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use shall have been issued and no proceedings for that purpose shall have been instituted or threatened.

(c)          The Company shall have requested and caused Dorsey & Whitney LLP, United States counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Underwriters, to the effect that:

(i)           the Registration Statement has become effective under the Act; the Form F-X was filed with the Commission prior to the effectiveness of the Registration Statement; the filing of the U.S. Preliminary Prospectus, the U.S. Final Prospectus, and any supplements thereto, has been made in the manner and within the time period required by General Instruction II.L of Form F-10; to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use has been issued, no proceedings for that purpose have been instituted or threatened, and the Registration Statement, the U.S. Preliminary Prospectus and the U.S. Final Prospectus (other than the financial statements and other financial information contained therein, as to which such counsel need express no opinion) and the Form F-X appear on their face to be appropriately responsive in all material respects to the applicable requirements of the Act and the rules thereunder;

(ii)          the Securities are duly listed, and admitted and authorized for trading, subject to official notice of issuance, on the NYSE AMEX;

(iii)         the statements included in the U.S. Preliminary Prospectus and the U.S. Final Prospectus under the headings "Certain U.S. Federal Income Tax Considerations" and "Plan of Distribution" fairly summarize in all material respects the matters therein described;

(iv)        assuming due authorization, execution and delivery of this Agreement under the laws of the Province of Ontario and the federal laws of Canada applicable therein, this Agreement (to the extent that execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Company;

(v)         under the laws of the State of New York relating to submission of personal jurisdiction, the Company has, pursuant to Section 17 of this Agreement, validly (i) submitted to the non-exclusive jurisdiction of any federal or state court in the City, County and State of New York, in any action based on or under this Agreement, and (ii) appointed National Registered Agents, Inc. as its authorized agent for the purposes described in Section 17 of this Agreement;

(vi)        the Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the U.S. Final Prospectus, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended;

(vii)         no consent, approval, authorization, filing with or order of any U.S. federal or State of New York court or governmental agency or body is required in connection with the completion by the Company of the transactions contemplated herein, except such as have been obtained under the Act and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated in this Agreement, the Disclosure Package and the Final Prospectuses and such other approvals (specified in such opinion) as have been obtained;

(viii)        neither the issue and sale of the Securities, nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to any U.S. statute, law, rule, regulation, judgment, order or decree applicable to the Company of any U.S. court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its or their properties; and

(ix)           to such counsel's knowledge, no holders of securities of the Company have rights to the registration of such securities under the Registration Statement.

In rendering such opinion, such counsel may rely as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials.  In addition to rendering the opinions set forth above, such counsel shall also include a statement to the effect that such counsel has participated in the preparation of the Registration Statement, the Disclosure Package, the U.S. Final Prospectus and in conferences with officers and other representatives of the Company, Canadian counsel for the Company, representatives of the independent accountants for the Company, counsel for the Underwriters and representatives of the Underwriters at which the contents of the Registration Statement, the Disclosure Package and the U.S. Final Prospectus and related matters were discussed and although such counsel has not independently verified, and (except as to those matters and to the extent set forth in the opinions referred to in subsection (iii) of this Section 6(c)) is not passing upon and does not assume any responsibility for, the factual accuracy, completeness or fairness of the statements contained in the Registration Statement, the Disclosure Package and the U.S. Final Prospectus, on the basis of such participation, no facts have come to such counsel’s attention which have caused such counsel to believe that (i) on the Effective Date, the Registration Statement contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Disclosure Package, as of the Execution Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) the U.S. Final Prospectus, as of the date of the U.S. Final Prospectus and as of the Closing Date, included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (in each case, other than the financial statements and other financial or statistical information, and the information derived from the reports of or attributed to persons named in the U.S. Preliminary Prospectus and the U.S. Final Prospectus under the headings "Interest of Experts", included or incorporated by reference therein, as to which such counsel need express no belief).

References to the U.S. Final Prospectus in this paragraph (c) shall also include any supplements thereto at the Closing Date.

(d)           The Company shall have requested and caused Cassels Brock & Blackwell LLP, Canadian counsel for the Company, and local counsel in the Canadian Qualifying Jurisdictions, as applicable, to have furnished to the Representatives their opinions, dated the Closing Date and addressed to the Underwriters, to the effect, as applicable, that:

(i)            the Company has been duly continued and is validly existing as a corporation in good standing under the laws of the jurisdiction in which it is chartered or organized, with all necessary corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Canadian Preliminary Prospectus and the Canadian Final Prospectus, and is duly qualified to do business as an extra-provincial corporation and is in good standing under the laws of each jurisdiction which requires such qualification;

(ii)           the Company has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and perform its obligations under hereunder; (ii) to issue and sell the Securities;  and (iii) to grant the Over-Allotment Option;

(iii)           the Company’s authorized capital is as set forth in the Canadian Preliminary Prospectus and the Canadian Final Prospectus; the authorized capital of the Company conforms to the description thereof contained in the Canadian Preliminary Prospectus and the Canadian Final Prospectus; the Securities have been duly and validly authorized, and, when issued and delivered to and paid for by the Underwriters pursuant to this Agreement, will be fully paid and non-assessable; subject only to the standard listing conditions, the Securities have been conditionally listed or approved for listing on the TSX; the form and terms of the certificates representing the Securities have been approved by the directors of the Company and comply in all material respects with the requirements of the Canada Business Corporations Act, the articles and by-laws of the Company and the rules of the TSX;

(iv)          to the knowledge of such counsel, there is no pending or  threatened action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or its property, of a character required to be disclosed in the Canadian Preliminary Prospectus or the Canadian Final Prospectus which is not adequately disclosed therein;

(v)           the statements included in the Canadian Preliminary Prospectus and the Canadian Final Prospectus under the headings "Certain Canadian Income Tax Considerations", "Eligibility for Investment" and "Statutory Rights of Withdrawal and Rescission", and in the Registration Statement under "Part II – Indemnification of Directors and Officers", fairly summarize in all material respects the matters therein described;

(vi)           a Receipt has been obtained in respect of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus from the Reviewing Authority and all necessary documents have been filed, all necessary proceeding have been taken and all necessary consents, approvals, and authorizations have been obtained under Canadian Securities Laws to permit the Securities to be offered, sold and delivered and the Over-Allotment Option to be granted, as contemplated by this Agreement, in the Canadian Qualifying Jurisdictions; to the knowledge of such counsel, no order suspending the distribution of the Securities has been issued, and no proceedings for that purpose have been instituted or threatened by any of the Canadian Qualifying Authorities; and the Canadian Base Prospectus and the Canadian Final Prospectus (other than financial statements or other financial information contained therein, as to which such counsel need express no opinion) comply as to form in all material respects with the applicable requirements of the Canadian Securities Laws;

(vii)         this Agreement has been duly authorized, executed and delivered by the Company;

(viii)        neither the issue and sale of the Securities, nor the grant of the Over-Allotment Option, nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to, (i) the constating documents of the Company, (ii) the terms of the agreements set forth on Schedule I to such counsel's opinion, or (iii) any Canadian statute, law, rule, regulation, judgment, order or decree applicable to the Company of any Canadian court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its properties;

(ix)          to the knowledge of such counsel, no holders of securities of the Company have rights to the qualification of such securities under the Canadian Base Prospectus or the Canadian Final Prospectus;

(x)           the Company is a "reporting issuer" under the securities legislation of the Canadian Qualifying Jurisdictions and is not on the list of defaulting issuers maintained thereunder;

(xi)           a court of competent jurisdiction in the Province of Ontario (an "Ontario Court") would give effect to the choice of the law of the State of New York ("New York law") as the governing law of contract claims under this Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term as is understood under the laws of the Province of Ontario and the laws of Canada applicable therein ("Public Policy").  Such counsel has no reason to believe that the choice of New York law to govern this Agreement (except as to provisions in this Agreement providing for indemnity or contribution, as to which such counsel need express no opinion) is not bona fide or would be contrary to Public Policy;

(xii)          in an action on a final and conclusive judgment in personam of any federal or state court in the State of New York (a "New York Court") that is not impeachable as void or voidable under New York law, an Ontario Court would give effect to the appointment by the Company of National Registered Agents, Inc. as its agent to receive service of process in the United States of America under this Agreement and to the provisions in this Agreement whereby the Company submits to the non-exclusive jurisdiction of a New York Court;

(xiii)         if this Agreement is sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York law, an Ontario Court would, subject to paragraph (x) above, recognize the choice of New York law and, upon appropriate evidence as to such law being adduced, apply such law with respect to those matters which under the laws of the Province of Ontario are to be determined by the proper law of this Agreement (and in particular, but without limitation, not with respect to matters of procedure), provided that none of the provisions of this Agreement, or of applicable New York law, is contrary to Public Policy and that those laws are not foreign revenue, expropriatory or penal laws; provided, however, that, in matters of procedure, the laws of the Province of Ontario will be applied, and an Ontario Court will retain discretion to decline to hear such action if it is contrary to Public Policy for it to do so, or if it is not the proper forum to hear such an action, or if concurrent proceedings are being brought elsewhere and an Ontario Court may not enforce an obligation enforceable under New York law where performance of the obligation would be illegal by the law of the place of performance;

(xiv)         the laws of the Province of Ontario and the laws of Canada applicable therein permit an action to be brought in an Ontario Court on a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of this Agreement that is not impeachable as void or voidable under New York law for a sum certain if:  (A) the court rendering such judgment had jurisdiction, as determined under Ontario Law, over the judgment debtor and the subject matter of the action; (B) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with Public Policy or contrary to any order made by the Attorney-General of Canada under the Foreign Extraterritorial Measures Act (Canada) or the Competition Tribunal under the Competition Act (Canada); (C) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (D) the action to enforce such judgment is commenced in compliance with the Limitations Act (Ontario); (E) in the case of a judgment obtained by default, there has been no manifest error in the granting of such judgment; and (F) no new admissible evidence, right or defense relevant to the action is discovered prior to the rendering of judgment by an Ontario Court.  Under the Currency Act (Canada), an Ontario Court may only give judgment in Canadian dollars; and

(xv)         no stamp or other issuance or transfer taxes or duties or withholding taxes are payable by or on behalf of the Underwriters to the Government of Canada or the Government of Ontario or any political subdivision thereof or any authority or agency thereof or therein having power to tax in connection with (A) the issue, sale and delivery of the Securities by the Company to or for the respective accounts of the Underwriters or (B) the sale and delivery outside Canada by the Underwriters of the Securities in the manner contemplated in this Agreement.

In rendering such opinions, such counsel may rely as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials.  In addition to rendering the opinions set forth above, Cassels Brock & Blackwell LLP shall also include a statement to the effect that such counsel has participated in the preparation of the Disclosure Package (except that the reference to "U.S. Preliminary Prospectus" in the definition of "Disclosure Package" herein shall be replaced with "Canadian Preliminary Prospectus" for the purpose of such counsel's opinion), and the Canadian Final Prospectus and in conferences with officers and other representatives of the Company, U.S. counsel for the Company, representatives of the independent accountants for the Company, counsel for the Underwriters and representatives of the Underwriters at which the contents of the Disclosure Package and Canadian Final Prospectus and related matters were discussed and although such counsel has not independently verified, and (except as to those matters and to the extent set forth in the opinions referred to in subsection (v) of this Section 6(d)) is not passing upon and does not assume any responsibility for, the factual accuracy, completeness or fairness of the statements contained in the Disclosure Package and the Canadian Final Prospectus, on the basis of such participation, no facts have come to such counsel’s attention which have caused such counsel to believe that (i) the Disclosure Package, as of the Execution Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (ii) the Canadian Final Prospectus, as of the date of the Canadian Final Prospectus and as of the Closing Date, included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (in each case, other than the financial statements and other financial or statistical information, and the information derived from the reports of or attributed to persons named in the Canadian Preliminary Prospectus and the Canadian Final Prospectus under the headings "Interest of Experts", included or incorporated by reference therein, as to which such counsel need express no belief).

References to the Canadian Final Prospectus in this paragraph (d) shall also include any supplements thereto at the Closing Date.

(e)           The Company shall have requested and caused McLennan Ross LLP, special Northwest Territories counsel to the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Underwriters, as to the ownership and title of the Company of the Mining Claims in respect of the Thor Lake Project and with respect to such other matters related to the transactions contemplated hereby as may be reasonably requested by the Representatives.

(f)           The Representatives shall have received from Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Underwriters, with respect to the issuance and sale of the Securities, the Disclosure Package  (except that the reference to "U.S. Preliminary Prospectus" in the definition of "Disclosure Package" herein shall be replaced with "Canadian Preliminary Prospectus" for the purpose of such counsel's opinion), the Canadian Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(g)           The Representatives shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Underwriters, with respect to the issuance and sale of the Securities, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(h)           The Company shall have furnished to the Representatives a certificate of the Company, signed by the Chairman of the Board or the President and the principal financial or accounting officer of the Company, dated the Closing Date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Disclosure Package, the Final Prospectuses and any supplements or amendments thereto, as well as each electronic road show used in connection with the offering of the Securities, and this Agreement and that:

(i)            the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii)           no order suspending the distribution of the Securities or any other securities of the Company has been issued by any Canadian Qualifying Authority and no proceedings for that purpose have been initiated or are pending or, to the best of the Company’s knowledge, threatened or contemplated by any Canadian Qualifying Authority;

(iii)           no order suspending the distribution of the Securities has been issued by any of the Canadian Qualifying Authorities and no proceedings for that purpose have been instituted or, to the Company's knowledge, threatened; and

(iv)           since the date of the most recent financial statements incorporated by reference in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto), there has been no Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectuses (exclusive of any supplement thereto).

(i)           The Company shall have requested and caused  McCarney Greenwood LLP to have furnished to the Representatives and the board of directors of the Company, at the Execution Time and at the Closing Date, letters (which may refer to letters previously delivered to one or more of the Representatives), dated respectively as of the Execution Time and as of the Closing Date, in form and substance satisfactory to the Representatives, containing statements and information of the type ordinarily included in accountants’ "comfort letters" to underwriters with respect to the financial statements and certain financial information included or incorporated by reference in the Registration Statement, the Preliminary Prospectuses and the Final Prospectuses; provided that each respective letter shall use a "cut-off date" no more than three days prior to the date of such letter.  Such comfort letters shall be in addition to any other comfort letters or consents required to be filed with the Canadian Qualifying Authorities.

(j)           Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof) and the Final Prospectuses (exclusive of any amendment or supplement thereto), there shall not have been (i) any change specified in the letter or letters referred to in paragraph (i) of this Section 6 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and the Subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Final Prospectuses (exclusive of any amendment or supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof), the Disclosure Package and the Final Prospectuses (exclusive of any amendment or supplement thereto).

(k)           Prior to the Closing Date, the Company shall have furnished to the Representatives satisfactory evidence of its due and valid authorization of National Registered Agents, Inc. as its agent to receive service of process in the United States pursuant to Section 17 hereof, and satisfactory evidence from National Registered Agents, Inc. accepting its appointment as such agent.

(l)            The Securities shall have been listed and admitted and authorized for trading on the NYSE AMEX and shall have been conditionally approved for listing on the TSX, and satisfactory evidence of such actions shall have been provided to the Representatives.

(m)          At the Execution Time, the Company shall have furnished to the Representatives a letter substantially in the form of Exhibit A hereto from each person set forth on Schedule IV hereto addressed to the Representatives.

(n)           Prior to the Closing Date, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives.  Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 6 shall be delivered at the office of Cassels Brock & Blackwell LLP, Canadian counsel for the Company, at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2, on the Closing Date.

7.            Reimbursement of Underwriters’ Expenses.  If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any termination pursuant to Section 10 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters severally through Citigroup Global Markets Inc. on demand for all expenses (including reasonable fees and disbursements of Canadian and U.S. counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

8.            Indemnification and Contribution.  (a)  The Company agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter, each person who controls any Underwriter within the meaning of either the Act or the Exchange Act and each of the Underwriters' affiliates as defined in the Securities Act (Ontario) against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act, Canadian Securities Laws or other federal, state, provincial or territorial statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the Securities as originally filed or in any amendment thereof, or in the Base Prospectuses, any preliminary prospectus (including the Preliminary Prospectuses, the Final Prospectuses, any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein.  This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b)           Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, and each person who controls the Company within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Company by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity.  This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have.  The Company acknowledges that the following statements constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in the documents referred to in the foregoing indemnity: (i) the third sentence of the first paragraph on the cover page of the Canadian Preliminary Prospectus and the Canadian Final Prospectus about the selling jurisdictions of the Underwriters, (ii) the fifth paragraph of the cover page, in the case of the U.S. Preliminary Prospectus and the U.S. Final Prospectus, and the third sentence of the sixth paragraph of the cover page, in the case of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, about delivery of the Securities, (iii) the second sentence in the fourth paragraph under the heading "Plan of Distribution" in the Preliminary Prospectuses and the Final Prospectuses about the selling jurisdictions of the Underwriters, (vi) the second sentence and third sentence of the fifth paragraph under the heading "Plan of Distribution" in the Preliminary Prospectuses and the Final Prospectuses about the delivery of the Securities, (vii) the first sentence of the ninth paragraph under the heading "Plan of Distribution" in the Preliminary Prospectuses and the Final Prospectuses about bids and purchases of the Securities, and (viii) the first sentence of the tenth paragraph, the first, second and third sentences of the twelfth paragraph, the first sentence of the thirteenth paragraph and the last two sentences of the fourteenth paragraph under the heading "Plan of Distribution" in the Preliminary Prospectuses and the Final Prospectuses about stabilization transactions.

(c)           Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above.  The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified party.  Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party.  An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d)           In the event that the indemnity provided in paragraph (a), (b) or (c) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively "Losses") to which the Company and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Underwriters on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder.  If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations.  Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the Final Prospectuses.  Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.  The Company and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above.  Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this Section 8, each person who controls an Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement, the Canadian Preliminary Prospectus or the Canadian Final Prospectus and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

9.           Default by an Underwriter.  If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the amount of Securities set forth opposite their names in Schedule II hereto bears to the aggregate amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate amount of Securities set forth in Schedule II hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Underwriter or the Company.  In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement and the Final Prospectuses or in any other documents or arrangements may be effected.  Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company and any nondefaulting Underwriter for damages occasioned by its default hereunder.

10.           Termination.  This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Securities, if at any time prior to such delivery and payment (i) trading in the Company’s Common Shares shall have been suspended by the Commission, the Canadian Qualifying Authorities, the NYSE AMEX or the TSX or trading in securities generally on the New York Stock Exchange,  the NYSE AMEX or the TSX shall have been suspended or limited or minimum prices shall have been established on any of such exchanges, (ii) a banking moratorium shall have been declared either by U.S. federal, New York State or Canadian federal authorities, or (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by any Preliminary Prospectuses or the Final Prospectuses (exclusive of any amendment or supplement thereto).

11.           Representations and Indemnities to Survive.  The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities.  The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

12.           Notices.  All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to the Citigroup Global Markets Inc. General Counsel (fax no.:  (212) 816-7912) and confirmed to the General Counsel, Citigroup Global Markets Inc., at 388 Greenwich Street, New York, New York, 10013, Attention:  General Counsel and to General Counsel, Dahlman Rose & Company LLC, 1301 Avenue of the Americas, 44th Floor, New York, Near York, 10019; or, if sent to the Company, will be mailed, delivered or telefaxed to 416-364-5162 and confirmed to it at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada M5H 3P5, Attention: R. James Andersen, Chief Financial Officer.

13.           Successors.  This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

14.           No Fiduciary Duty. The Company hereby acknowledges that (a) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of the Company and (c) the Company’s engagement of the Underwriters in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company on related or other matters).  The Company agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

15.           Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

16.           Applicable Law.  This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

17.           Agent for Service; Submission to Jurisdiction; Waiver of Immunities.  By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed National Registered Agents, Inc. (or any successor) (together with any successor, the "Agent for Service"), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Securities, that may be instituted in any federal or state court in the State of New York, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation, (ii) submits to the jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company (mailed or delivered to R. James Andersen, Chief Financial Officer, at its principal office in Toronto, Canada), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding.  The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Securities shall be outstanding.

18.           Judgment Currency.  In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the "Judgment Currency") other than United States dollars, the Company will indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase United States dollars with the amount of judgment currency actually received by such Underwriter.  If the United States dollars so purchased are greater than the sum originally due to the Underwriters hereunder, the Underwriters agree to pay to the Company an amount equal to the excess of the United States dollars purchased over the sum originally due to the Underwriters.  The foregoing indemnity shall constitute a separate and independent obligation of the parties hereto and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid.  The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

19.           Waiver of Jury Trial.  The Company hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

20.           Counterparts.  This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

21.           Headings.  The section headings used herein are for convenience only and shall not affect the construction hereof.

22.           Definitions.  The terms that follow, when used in this Agreement, shall have the meanings indicated.

"Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Base Prospectuses" means collectively, the Canadian Base Prospectus and the U.S. Base Prospectus.

"Business Day" shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or Toronto, Ontario.

"Canadian Securities Laws" shall mean the Securities Act (Ontario) and the securities acts, rules, regulations and national, multi-jurisdictional or local instruments and published policy statements applicable in each of the Canadian Qualifying Jurisdictions, including the rules and procedures established pursuant to the Canadian Shelf Procedures.

"Commission" shall mean the U.S. Securities and Exchange Commission.

"Disclosure Package" shall mean (i) the U.S. Preliminary Prospectus, (ii) the Issuer Free Writing Prospectuses, if any, identified in Schedule III hereto, (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package and (iv) the information set forth under "Title Purchase Price and Description of Securities" set forth in Schedule I hereto.

"Effective Date" shall mean each date and time that the Registration Statement and any post-effective amendment or amendments thereto became or becomes effective or any prospectus supplement is filed pursuant to General Instruction II.L of Form F-10.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Execution Time" shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

"Final Prospectuses" means collectively, the U.S. Final Prospectus and the Canadian Final Prospectus.

"Free Writing Prospectus" shall mean a free writing prospectus, as defined in Rule 405 under the Act.

"Issuer Free Writing Prospectus" shall mean an issuer free writing prospectus, as defined in Rule 433 under the Act.

"NYSE AMEX" shall mean the NYSE Amex LLC.

"Preliminary Prospectuses" means, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus.

"Registration Statement" shall mean the registration statement referred to in paragraph 1(d) above, including exhibits and financial statements, as amended at the Execution Time and, in the event any post-effective amendment thereto becomes effective prior to the Closing Date, shall also mean such registration statement as so amended, as the case may be.

"Thor Lake Project" means the Company's rare metals property located at Thor Lake in the Northwest Territories, Canada.

"TSX" means the Toronto Stock Exchange.

[SIGNATURE PAGE FOLLOWS]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the several Underwriters.

Very truly yours,

Avalon Rare Metals Inc.

By:	"signed" Donald Bubar
Name: Donald Bubar
Title: President and Chief Executive Officer

The foregoing Agreement is hereby confirmed and accepted as of the date specified in Schedule I hereto.

Citigroup Global Markets Inc.

Dahlman Rose & Company, LLC

By:	Citigroup Global Markets Inc.

By:	"signed" Richard Blackett
	Name:	Richard Blackett
	Title:	Managing Director

By:	Dahlman Rose & Company, LLC

By:	"signed" Robert Brinberg
	Name:	Robert Brinberg
	Title:	Chief Operating Officer

For themselves and the other several Underwriters, if any, named in Schedule II to the foregoing Agreement.

SCHEDULE I

Underwriting Agreement dated July 27, 2011

Registration Statement No. 333-173669

Representative(s): Citigroup Global Markets Inc. and Dahlman Rose & Company, LLC

Title, Purchase Price and Description of Securities:

Title: Common Shares

Number of Underwritten Securities to be sold by the Company: 7,100,000

Number of Option Securities to be sold by the Company: 1,065,000

Price per Share to Public (include accrued dividends, if any):

(a)           Cdn$5.81 per Common Share for Securities initially offered in Canada

(b)           US$6.15 per Common Share for Securities initially offered in the United States or in countries outside of the United States and Canada

Price per Share to the Underwriters – total:

(a)	Cdn$5.45 per Common Share for Securities sold or expected to be sold in Canada

(b)	US$5.77 per Common Share for Securities sold or expected to be sold in the United States or in countries outside of the United States and Canada

Closing Date, Time and Location:  August 3, 2011 at 8:00 a.m. EST at Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.

Type of Offering:  Non-Delayed

Date referred to in Section 5(i) after which the Company may offer or sell securities issued by the Company without the consent of the Representative(s): October 25, 2011 (90 days)

SCHEDULE II

Underwriters	Number of Underwritten Securities to be Purchased
Citigroup Global Markets Inc.	2,485,000

Dahlman Rose & Company, LLC..	2,485,000

CIBC World Markets Corp.	1,420,000

Roth Capital Partners, LLC	355,000

Mackie Research Capital Corporation	355,000

Total	7,100,000

SCHEDULE III

Schedule of Free Writing Prospectuses included in the Disclosure Package

None.

SCHEDULE IV
Lock-up Letters
Donald S. Bubar
David Connelly
Alan Ferry
Phil Fontaine
Brian D. MacEachen
Peter McCarter
Hari Panday
R. James Andersen
William Mercer
David D. Swisher
Pierre Neatby
Charlotte May
Cindy Hu

[Form of Lock-Up Agreement]	EXHIBIT A

Avalon Rare Metals Inc.
Public Offering of Common Stock

            , 2011

Citigroup Global Markets Inc.
Dahlman Rose & Company, LLC

As Representatives of the several Underwriters,
c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Ladies and Gentlemen:

This letter (the "Lock-Up Agreement") is being delivered to you in connection with the proposed Underwriting Agreement (the "Underwriting Agreement"), between Avalon Rare Metals Inc., a Canadian corporation (the "Company"), and each of you as representatives of a group of Underwriters named therein, relating to an underwritten public offering of common shares (the "Common Shares"), of the Company.

In order to induce you and the other Underwriters to enter into the Underwriting Agreement, the undersigned will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement or prospectus with the U.S. Securities and Exchange Commission or any Canadian securities regulatory authority in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares in the capital stock of the Company or any securities convertible into or exercisable or exchangeable for such shares in the capital stock (collectively, "Company Securities"), or publicly announce an intention to effect any such transaction, for a period of 90 days after the date of the Underwriting Agreement.  Notwithstanding the foregoing, the undersigned may: (i) transfer the undersigned’s Company Securities pursuant to a bona fide third party take-over bid made to all holders of Common Shares of the Company or similar acquisition transaction whereby all or substantially all of the securities of the Company are acquired by a third party, provided that in the event that the take-over or acquisition transaction is not completed, any Company Securities shall remain subject to the restrictions contained in this Lock-Up Agreement; (ii) transfer, sell or otherwise dispose of any or all of the undersigned’s Company Securities to (a) a spouse, parent, child or grandchild of the undersigned (a "Relation"), (b) corporations, partnerships, limited liability companies or other entities to the extent that such entities are wholly-owned by the undersigned, (c) any trusts existing solely for the benefit of the undersigned and/or a Relation, provided that in the case of clauses (a), (b) and (c) the recipient of the undersigned’s Company Securities executes an agreement stating that the transferee is receiving and holding such Company Securities subject to the provisions of this Lock-Up Agreement and there shall be no further transfer of such Company Securities except in accordance with this Lock-Up Agreement; and (iii) pledge the undersigned’s Common Shares to a bank or other financial institution for the purpose of giving collateral for a debt made in good faith, but solely to the extent that such bank or financial institution agrees in writing to be bound by the terms of this Lock-Up Agreement and there shall be no further transfer of such Company Securities except in accordance with this Lock-Up Agreement.

If (i) the Company issues an earnings release or material news, or a material event relating to the Company occurs, during the last 17 days of the lock-up period, or (ii) prior to the expiration of the lock-up period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the lock-up period, the restrictions imposed by this Lock-Up Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the Representatives waive, in writing, such extension.  The undersigned hereby acknowledges that the Company has agreed in the Underwriting Agreement to provide written notice of any event that would result in an extension of the Lock-Up Period and agrees that any such notice properly delivered will be deemed to have given to, and received by, the undersigned.

If for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), the agreement set forth above shall likewise be terminated.

Yours very truly,

[Signature of officer or director]

[Name and address of officer or director]